EXHIBIT 99.1

The share exchange described in this notice involves the securities of foreign companies. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial information included in this document have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country and all of its officers and directors are residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the transaction described below, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

[Translation]

April 12, 2017

To Whom It May Concern:

Company name:	Yamada Denki Co., Ltd.
Representative:	Mitsumasa Kuwano, President - Director, Representative Director and COO
Share Code:	9831, the First Section of the Tokyo Stock Exchange
Inquiries:	Hisashi Yamada, General Manager of Corporate Planning Office
Telephone:	+81-570-078-181
Company name:	Best Denki Co., Ltd.
Representative:	Koji Ono, President, Representative Director
Share Code:	8175, the First Section of the Tokyo Stock Exchange, Fukuoka Stock Exchange
Inquiries:	Koichi Kiyomura, Corporate Officer, General Manager of Corporate Planning Division and Manager of President’s Office
Telephone:	+81-92-643-6851

Notice Regarding Conversion of Best Denki Co., Ltd. into a Wholly Owned Subsidiary of Yamada Denki Co., Ltd.

Through a Simplified Share Exchange

Yamada Denki Co., Ltd. (“Yamada Denki”) and Best Denki Co., Ltd. (“Best Denki”) hereby announce that their respective boards of directors, at board meetings held today, passed a resolution to implement a share exchange whereby Yamada Denki will become the wholly owning parent company and Best Denki will become the wholly owned subsidiary company (the “Share Exchange”), and that a share exchange agreement (the “Share Exchange Agreement”) was also executed, as described below.

The Share Exchange is scheduled to be conducted with July 1, 2017 as the effective date, with Yamada Denki not being required to obtain the approval of the shareholders’ meeting using the simplified share exchange procedure under Article 796, paragraph 2 of the Companies Act, and Best Denki being required to obtain approval for the Share Exchange at its ordinary shareholders’ meeting scheduled to be held on May 25, 2017.

Prior to the effective date of the Share Exchange (scheduled for July 1, 2017), the shares of Best Denki (the “Best Denki Shares”) are scheduled to be delisted from the Tokyo Stock Exchange, Inc. (“Tokyo Stock Exchange”) and the Fukuoka Stock Exchange (“Fukuoka Stock Exchange”) as of June 28, 2017 (with the last trading date scheduled for June 27, 2017).

1. Purpose of the Share Exchange

Since its foundation as a private electric appliances store in 1973, Yamada Denki has grown as a retail business specializing in home appliances by constant innovation under the guiding management principles of “Creation and Challenge” together with “Appreciation and Trust.” With revolutionary new ideas, Yamada Denki has defied common sense in the industry and has achieved continuous expansion through strengthening its financial structure and managerial resources by implementing proactive business management and a steady capital policy that envisages future development. Currently, Yamada Denki is the largest home appliance mass merchandiser in Japan and is the only one that has stores in all prefectures, having thus developed a new business model as a home appliance mass merchandiser. Since April 1, 2016 Yamada Denki has begun operating under a new management system with three representative directors, under which it: (i) aims at the “creation of new businesses,” “promotion of structural reform and the Medium-term Business Plan,” and “strengthening of existing businesses and human resources development”; (ii) strengthens, as an IoT company with the largest service network in Japan, the proposal to “shift the focus from goods to servicing or to goods plus servicing” when developing new “cradle to the grave” services by analyzing and utilizing big data on over 50 million various memberships; and (iii) continues to mount various challenges for sustainable growth and development in the future through efforts such as the development of new business fields centering around home appliances sales, the promotion of structural reform, etc.

Best Denki, on the other hand, has developed a home appliance mass merchandising business as its core business since it commenced selling home appliances in 1956. After building a solid foundation in the Kyushu district, Best Denki opened stores, including franchise stores, all over the country and has proactively expanded its business overseas, mainly in Southeast Asia.

With the intention of contributing to the development of not only the home appliance distribution industry but also society at large by utilizing each other’s strengths, and contributing, in turn, to the improvement of both companies’ corporate value, Yamada Denki and Best Denki entered into a capital and business alliance agreement dated July 13, 2012, whereby Yamada Denki subscribed for 80,265,500 Best Denki Shares by third-party allocation of new shares and became the parent company of Best Denki holding 86,996,000 Best Denki Shares (corresponding to 51.00% of the total number of issued shares). Subsequently, on March 21, 2013 Yamada Denki acquired 1,748,600 additional shares of the Best Denki Shares by off-market trading, increasing its total shareholding in the Best Denki Shares to 88,744,600 shares (corresponding to 52.03% of the total number of issued shares). After the execution of the aforementioned capital and business alliance agreement, Yamada Denki and Best Denki have striven to improve their corporate value through undertaking the joint procurement of products, joint development of products, and joint procurement of materials and sharing area strategies both domestically and internationally and, in turn, ensuring the improvement of the competitiveness and management efficiency of the group as a whole.

However, the home appliance retail industry, in which both companies operate, has continued to be affected by, among other factors, the decrease in demand as a result of the special demand associated with the home appliance eco-point system implemented during the period from May 2009 to March 2011 and with the shift to digital terrestrial broadcasting in July 2011, as well as by the prolonged decrease in demand as a consequence of the rush in demand prior to the consumption tax increase in April 2014. The industry is also surrounded by a market environment where the historical background and social needs change at a bewildering speed, due to such factors as an aging society with fewer children, the population decline, and the penetration of the Internet in society.

In light of these circumstances including intensifying competition and the rapid changes in the market environment, Yamada Denki consider that, in order for both companies to improve their respective corporate values on a mid- and long-term basis as well as to accelerate the development of new business areas centering on existing sales of home appliances and the promotion of structural reform, and in turn, further enhance the competitive advantage of the Yamada Denki Group in the consumer electronics retail industry, it is necessary to ensure the optimization and maximization of the value chain through the consolidation of both companies’ managerial resources, such as human resources, products, finances, services, logistics and information systems, and to further improve their profitability by enhancing the synergistic effects available from the seamless operation of the group. On the other hand, in order for Best Denki to realize its continuous growth strategy, there are numerous advantages to Best Denki in becoming a wholly owned subsidiary of Yamada Denki such as developing speedy and flexible decision-making procedures and thorough policy within the group, a more solid collaborative framework by enabling Best Denki to make the best use of Yamada Denki’s various business solutions, and establishing a flexible management structure that will cut costs for maintaining listed status by eliminating the possibility of the potential conflict of interest resulting from the parent-subsidiary listing. Therefore, it was concluded that the best policy was for Yamada Denki to acquire 100% ownership of Best Denki and, in January 2017, Yamada Denki proposed the Share Exchange to Best Denki.

On the other hand, Best Denki has considerably improved its performance since the formation of its capital and business alliance with Yamada Denki, as seen in, among other indicators, its increase in current net income belonging to the shareholders of its parent company for four consecutive fiscal years from the fiscal year ended in February 2014 onwards, through sharing business strategies and policies as a member of the Yamada Denki Group and conducting management that uses the Yamada Denki Group’s advantage of scale, while pursuing “customer-sought value” through community-based, meticulously thought-out marketing as the “Best Partner of Life” and concentrating its managerial resources upon local mass retail stores mainly in the Kyushu area, using its own business style based on the trust relationship generated by its personnel (customer service) and services. However, in light of the aforementioned rapid changes in the market environment surrounding the home appliance retail industry as well as of competitors’ recent store opening trends in the Kyushu area, the environment surrounding Best Denki remains challenging and necessitates further improvement of management efficiency and further flexibility in order to ensure the maintenance of and increase in Best Denki’s market share. In order for Best Denki to grow sustainably in the future while continuing and developing the measures announced upon the formation of the capital and business alliance (cf. joint procurement of products, joint development of products, joint procurement of materials, domestic and international area strategies, mutual utilization of logistics and infrastructure, personnel exchanges, etc.), Best Denki concluded that the best policy was to become a wholly owned subsidiary of Yamada Denki through the Share Exchange, taking into consideration various advantages such as improved management flexibility resulting from being delisted and being, in turn, enabled to make decisions expeditiously without worrying about its short-term reputation in the stock market, and improved management efficiency resulting from cutting costs for maintaining listed status which would, in turn, result from ceasing the parent-subsidiary listing. Even after becoming a wholly owned subsidiary of Yamada Denki through the Share Exchange, Best Denki intends to continue striving for the improvement of its market competitiveness in the home appliance distribution industry, by maintaining Best Denki’s trade name and the Best Denki Group’s store brand, and continuing to develop, into the future, its unique business style and stores as local mass retail stores that have long been developed mainly in the Kyushu area.

Under these circumstances, Yamada Denki and Best Denki held a series of discussions and have recently agreed upon the proposed acquisition of 100% ownership of Best Denki by Yamada Denki through a share exchange. Through the Share Exchange, the companies intend to further improve their profitability and competitiveness by ensuring the optimization and maximization of the value chain through the consolidation of managerial resources that are spread across the companies’ functional subsidiaries and other organizations within the Group, and by, in turn, further strengthening the cooperation between both companies’ groups. Both companies believe that the Share Exchange will improve their respective corporate values and, as such, will be beneficial for both companies’ shareholders.

Even after the scheduled acquisition of 100% ownership of Best Denki by Yamada Denki, both companies intend to strive for the improvement of their profitability and corporate value by maximizing the Group’s synergistic effect as an IoT company with the largest service network in Japan, under the Yamada Denki Group’s guiding management principles of “Creation and Challenge” with “Appreciation and Trust.”

2. Overview of the Share Exchange

(1)	Schedule for the Share Exchange

Record date for the ordinary shareholders’ meeting (Best Denki)	February 28, 2017
Board of directors’ meeting to discuss the resolution to execute the Share Exchange Agreement (both companies)	April 12, 2017
Execution of Share Exchange Agreement (both companies)	April 12, 2017
Date for holding ordinary shareholders’ meeting (Best Denki)	May 25, 2017 (tentative)
Last trading date (Best Denki)	June 27, 2017 (tentative)
Delisting date (Best Denki)	June 28, 2017 (tentative)
Effective date of the Share Exchange	July 1, 2017 (tentative)

(Note 1)	Yamada Denki will implement the Share Exchange without obtaining the approval of the shareholders’ meeting, using the simplified share exchange procedure under Article 796, paragraph 2 of the Companies Act.
(Note 2)	The effective date of the Share Exchange is subject to change by mutual agreement between Yamada Denki and Best Denki, due to necessity in the course of the procedures for the Share Exchange or for other reasons.

(2)	Method of the Share Exchange

The Share Exchange will be one whereby Yamada Denki will become the wholly owning parent company and Best Denki will become Yamada Denki’s wholly owned subsidiary company. Yamada Denki will implement the Share Exchange without being required to obtain the approval of the shareholders’ meeting using a simplified share exchange procedure under Article 796, paragraph 2 of the Companies Act whereas Best Denki will obtain the approval of the Share Exchange Agreement at the ordinary shareholders’ meeting to be held on May 25, 2017, with the effective date of the Share Exchange being scheduled for July 1, 2017.

(3)	Allocation of Shares Associated with the Share Exchange

	Yamada Denki (Wholly owning parent company in share exchange)	Best Denki (Wholly owned subsidiary company in share exchange)
Allocation ratio for the Share Exchange	1	0.28
Number of shares to be allocated for the Share Exchange	Common shares of Yamada Denki: 22,835,807 shares (tentative)

(Note 1)	Share allocation ratio

For each share of the Best Denki Shares, 0.28 shares of the common shares of Yamada Denki (the “Yamada Denki Shares”) will be allocated and delivered. However, no shares will be allocated in the Share Exchange to Best Denki Shares held by Yamada Denki (i.e., 88,744,600 shares as of April 12, 2017). The allocation ratio for the Share Exchange shown in the above table (the “Share Exchange Ratio”) is subject to change by mutual agreement between Yamada Denki and Best Denki in the event of significant changes to the terms and conditions based on which the Share Exchange Ratio is calculated in accordance with the Share Exchange Agreement.

(Note 2)	Number of Yamada Denki Shares to be delivered in the Share Exchange

Number of shares of the Yamada Denki Shares: 22,835,807 shares (tentative)

The above number of shares was calculated based on the total number of issued shares (170,580,330 shares) and the number of treasury shares (279,274 shares) of the Best Denki Shares as of February 28, 2017 and the number of Best Denki Shares held by Yamada Denki as of April 12, 2017 (88,744,600 shares).

In the Share Exchange, Yamada Denki will allocate and deliver to the shareholders of Best Denki (excluding Yamada Denki) at the time immediately before Yamada Denki’s acquisition of all issued shares of Best Denki (excluding the Best Denki Shares held by Yamada Denki) through the Share Exchange (the “Base Time”) such number of Yamada Denki Shares as is calculated based on the Share Exchange Ratio in exchange for Best Denki Shares held by these shareholders. Yamada Denki will appropriate its treasury shares for the allocation of shares in the Share Exchange, without issuing new shares in the Share Exchange. Best Denki will, by resolution at its board of directors meeting to be held no later than the day preceding the effective date of the Share Exchange, cancel, at the time immediately prior to the Base Time, all of its treasury shares (279,274 shares as of February 28, 2017) and all of its treasury shares that may be held at the time immediately prior to the Base Time (including shares acquired by Best Denki in response to a request from the dissenting shareholders for purchase of shares made in connection with the Share Exchange under Article 785, paragraph 1 of the Companies Act).

The number of shares to be allocated and delivered in the Share Exchange may be modified hereafter for reasons such as Best Denki’s acquisition or cancellation of its treasury shares.

(Note 3)	Handling of shares amounting to less than one unit

There are expected to be additional shareholders who hold Yamada Denki Shares amounting to less than one unit (i.e., less than 100 shares) as a result of the Share Exchange. In particular, shareholders of Best Denki who hold less than 358 shares are expected to hold Yamada Denki Shares amounting to less than one unit, which cannot be traded on a financial instruments exchange. Shareholders who will hold Yamada Denki Shares amounting to less than one unit will be entitled to take either of the following measures.

(i)	Buyback program for shares amounting to less than one unit (selling shares amounting to less than one unit [100 shares])

Article 192, paragraph 1 of the Companies Act entitles shareholders who hold Yamada Denki Shares amounting to less than one unit to request that Yamada Denki purchase those Yamada Denki Shares held by them.

(ii)	Top-up program for shares amounting to less than one unit (top up to [100 shares])

Article 194, paragraph 1 of the Companies Act and the Articles of Incorporation of Yamada Denki entitle shareholders who hold Yamada Denki Shares amounting to less than one unit to request that Yamada Denki sell such additional Yamada Denki Shares that will, together with the number of shares amounting to less than one unit, constitute a whole unit.

(Note 4)	Handling of fractional shares amounting to less than one share

Shareholders of Best Denki who would otherwise receive fractional shares of Yamada Denki Shares in connection with the Share Exchange will receive such part of the proceeds as corresponds to the numbers of their respective fractional shares from the sale of such number of Yamada Denki Shares corresponding to the total number of such fractional shares (with any fraction amounting to less than one share included in such total number being rounded off) in accordance with the provisions of Article 234 of the Companies Act and other applicable laws and regulations.

(4)	Handling of stock acquisition rights and bonds with stock acquisition rights in association with the Share Exchange

Not applicable since Best Denki has not issued any stock acquisition rights or bonds with stock acquisition rights.

(5)	Handling of dividends of surplus

Subject to approval of the Share Exchange Agreement by resolution at its ordinary shareholders’ meeting scheduled for May 25, 2017, Best Denki will pay, as year-end dividends, dividends of surplus up to 1 yen per share of the Best Denki Shares (i.e., the amount of year-end dividends for the fiscal year ended February 28, 2017 as stated in the “Notice on Dividend Payout” dated April 12, 2017 published by Best Denki) to the shareholders of Best Denki or, as applicable, the registered pledgees of shares of Best Denki entered or registered in the last register of shareholders as of May 28, 2017.

3. Rationale for the Allocation of Shares in the Share Exchange

(1)	Rationale and reasons for the allocation of shares

In order to ensure the fairness and appropriateness of the Share Exchange Ratio described above in Section 2, (3) “Allocation of Shares Associated with the Share Exchange” and other aspects of the Share Exchange, Yamada Denki and Best Denki have decided to individually ask a third-party calculation agent independent from both companies to calculate the Share Exchange Ratio. Yamada Denki selected Nomura Securities Co., Ltd. (“Nomura Securities”) and Best Denki selected Deloitte Tohmatsu Financial Advisory LLC (“Deloitte Tohmatsu Financial Advisory”) as their respective third-party calculation agents.

Using the results of the calculation of the Share Exchange Ratio received from their respective calculation agents as a reference, Yamada Denki and Best Denki each carefully considered the appropriate share exchange ratio based on, among other matters, the results of the due diligence of the other company and comprehensively considered such factors as both companies’ financial standing, asset situation, and future prospects, followed by repeated negotiations and discussions between both companies. As a result, Yamada Denki and Best Denki reached a conclusion that the Share Exchange Ratio was appropriate for both companies’ respective shareholders and, accordingly, Yamada Denki and Best Denki decided at their respective board of directors’ meetings held today to conduct the Share Exchange at the Share Exchange Ratio and executed the Share Exchange Agreement.

The Share Exchange Ratio is subject to change by mutual agreement between Yamada Denki and Best Denki in the event of significant changes to the terms and conditions based on which the Share Exchange Ratio is calculated in accordance with the Share Exchange Agreement.

(2)	Matters concerning the calculation
(i)	Names of calculation agents and their relationships with listed companies

Nomura Securities, which is Yamada Denki’s third-party calculation agent, and Deloitte Tohmatsu Financial Advisory, which is Best Denki’s third-party calculation agent, are calculation agents that are independent from, and do not constitute related parties to, Yamada Denki and Best Denki, respectively, and do not have any significant interest in the Share Exchange.

(ii)	Outline of calculation

In performing the calculation, Nomura Securities employed: (i) the average market price method (which used April 10, 2017 as the base date and was based on the closing stock price on the Tokyo Stock Exchange on the base date and the average closing stock prices on the Tokyo Stock Exchange during the most recent five business day period, from April 4, 2017 to the base date, the most recent one-month period, from March 13, 2017 to the base date, the most recent three-month period, from January 11, 2017 to the base date, and the most recent six-month period, from October 11, 2016 to the base date), in light of the fact that the stock of Yamada Denki and Best Denki are listed on the financial instruments exchange, with their market prices available; (ii) the comparable company analysis method, in light of the fact that Yamada Denki and Best Denki each have more than one comparable similar listed company, which makes it possible to infer their respective stock values by making comparisons between similar companies; and (iii) the discounted cash flow method (the “DCF method”), in order to reflect the status of the companies’ future business activities in the valuation.

For each of the above valuation methods, the valuation range of Best Denki shares when the stock value per share of Yamada Denki is defined as 1 is as shown below.

Method employed	Result of calculation of Share Exchange Ratio
Average market price method	0.247 – 0.276
Comparable company analysis method	0.243 – 0.330
DCF method	0.252 – 0.292

In the above calculation of the share exchange ratio, Nomura Securities used information received from Yamada Denki and Best Denki, publicly available information, etc. and has not made any independent verification of the accuracy and completeness of these materials, information, etc., assuming that they are all accurate and complete. With respect to the assets and liabilities (including contingent liabilities) of Yamada Denki, Best Denki and their respective affiliated companies, Nomura Securities has not made any independent valuation, appraisal or assessment and has not requested any third-party to make any appraisal or assessment, including analysis or valuation of individual assets or liabilities. The calculation of the share exchange ratio by Nomura Securities reflects information and economic conditions up to the base date. Nomura Securities assumes that Yamada Denki’s and Best Denki’s respective financial forecasts (including profit plans and other information) were reasonably reviewed or prepared by the respective management divisions of both companies based on the best forecasts and judgments currently available.

In Yamada Denki’s and Best Denki’s respective business plans based on which Nomura Securities made the calculation by the DCF method, there are no fiscal years for which any significant increase or decrease in profit is expected. These business plans are not based on the premise that the Share Exchange will be conducted.

On the other hand, Deloitte Tohmatsu Financial Advisory employed, in performing the calculation: (i) the market price method, in light of the fact that the stock of Yamada Denki and that of Best Denki are each listed on the financial instruments exchange(s), with their market prices available; and (ii) the DCF method, in order to reflect the status of the companies’ future business activities in the valuation.

In the market price method, the calculation for Yamada Denki used April 11, 2017 as the base date and was based on the simple average closing share prices on the Tokyo Stock Exchange during the most recent six-month period, from October 12, 2016 to the base date, the most recent three-month period, from January 12, 2017 to the base date, the most recent one-month period, from March 13, 2017 to the base date, and the 12 business day period from March 27, 2017 (i.e., the business day immediately following March 24, 2017 on which Best Denki released the “Notice of the Recording of Deferred Tax Assets and Revision of Performance Projection”) to the base date, and the closing stock price on the Tokyo Stock Exchange on the base date. As for Best Denki, this method used April 11, 2017 as the base date and was based on the simple average closing share prices on the Tokyo Stock Exchange during the most recent six-month period, from October 12, 2016 to the base date, the most recent three-month period, from January 12, 2017 to the base date, the most recent one-month period, from March 13, 2017 to the base date, and the 12 business day period from March 27, 2017 to the base date, and the closing stock price on the Tokyo Stock Exchange on the base date.

In the DCF method, the corporate value and stock value of Yamada Denki were calculated by discounting the future cash flow based on the business plans prepared by Yamada Denki covering the period from the fiscal year ended March 31, 2017 to the fiscal year ending March 31, 2020 to the present value, at a certain discount rate. The discount rate used was between 3.97% and 4.47%. In the calculation of the going-concern value, the perpetual growth rate method was employed, with the perpetual growth rate set between -0.25% and 0.25%. As for Best Denki, the corporate value and stock value were calculated by discounting the future cash flow based on the business plans prepared by Best Denki covering the period from the fiscal year ended February 28, 2017 to the fiscal year ending February 29, 2020 to the present value, at a certain discount rate. The discount rate used was between 4.01% and 4.51%. In the calculation of the going-concern value, the perpetual growth rate method was employed, with the perpetual growth rate set between -0.25% and 0.25%.

For each of the above valuation methods, the valuation range of Best Denki shares when the stock value per share of Yamada Denki is defined as 1 is as shown below.

Method employed	Result of calculation of Share Exchange Ratio
Market price method	0.247 – 0.273
DCF method	0.185 – 0.307

In the above calculation of the share exchange ratio, Deloitte Tohmatsu Financial Advisory used information received from Yamada Denki and Best Denki and publicly available information generally as it was received or made available, and has not made any independent verification of the accuracy and completeness of these materials, information, etc. so used, assuming, among others, that they are all accurate and complete, and that there are no facts which may have a significant impact on the calculation of the share exchange ratio and which have not been disclosed to Deloitte Tohmatsu Financial Advisory. With respect to the assets and liabilities (including contingent liabilities) of Yamada Denki, Best Denki and their respective affiliated companies, Deloitte Tohmatsu Financial Advisory has not made any independent valuation, appraisal or assessment and has not requested that any third-party body make any appraisal or assessment, including analysis or valuation of individual assets or liabilities. Deloitte Tohmatsu Financial Advisory assumes that the information on Yamada Denki’s and Best Denki’s respective business plans considered by the calculation agent in the calculation was reasonably prepared by the respective management divisions of both companies based on the best forecasts and judgments currently available. The calculation of the share exchange ratio by Deloitte Tohmatsu Financial Advisory reflects information and economic conditions up to April 11, 2017.

In Yamada Denki’s and Best Denki’s respective business plans based on which Deloitte Tohmatsu Financial Advisory made the calculation by the DCF method, there are no fiscal years for which any significant increase or decrease in profit is expected. These business plans are not based on the premise that the Share Exchange will be conducted.

(3)	Expected delisting and reason for the delisting

As a result of the Share Exchange, Yamada Denki will become the wholly owning parent company of Best Denki as of July 1, 2017 (tentative), which is the effective date of the Share Exchange, while the Best Denki Shares will be delisted from the Tokyo Stock Exchange and Fukuoka Stock Exchange in accordance with their respective delisting criteria as of June 28, 2017 (with the last trading date scheduled for June 27, 2017). After delisting, the Best Denki Shares can no longer be traded on the Tokyo Stock Exchange and Fukuoka Stock Exchange.

Even after the delisting of the Best Denki Shares, Yamada Denki Shares allocated to shareholders of Best Denki through the Share Exchange will remain listed on the Tokyo Stock Exchange and tradable in the financial instruments trading market after the effective date of the Share Exchange. For this reason, we believe that the liquidity of shares will continue to be available to shareholders of Best Denki who hold at least 358 Best Denki Shares and will receive at least 100 shares of Yamada Denki (the minimum trading unit), through the Share Exchange.

On the other hand, shareholders of Best Denki who hold less than 358 Best Denki Shares will receive less than 100 shares of Yamada Denki (the minimum trading unit). While these shares amounting to less than one unit cannot be traded in the financial instruments trading market, shareholders who will hold shares amounting to less than one unit are entitled to request that Yamada Denki purchase those shares. These shareholders are also entitled to purchase from Yamada Denki such number of shares that will, together with the number of shares amounting to less than one unit they hold, constitute a whole unit. For further details of the handling of these shares, please see section 2 (3) (Note 3) “Handling of shares amounting to less than one unit” above.

For details of the handling of any fractional shares amounting to less than one share of the Yamada Denki Shares allocated to shareholders of Best Denki through the Share Exchange, please see section 2 (3) (note 4) “Handling of fractional shares amounting to less than one share” above.

Until June 27, 2017 (tentative), which is the last trading date for Best Denki, shareholders of Best Denki can trade Best Denki shares they hold on the Tokyo Stock Exchange and Fukuoka Stock Exchange.

(4)	Measures to ensure fairness

Since Yamada Denki is already Best Denki’s parent company holding 52.03% of the total issued shares of Best Denki (as of February 28, 2017), both companies have concluded that it is necessary to ensure the fairness of the Share Exchange, and have taken measures to ensure such fairness, as follows.

(i)	Receipt of valuation reports from independent third-party calculation agents

Yamada Denki has selected Nomura Securities as its third-party calculation agent and has received from it a valuation report on the share exchange ratio dated April 11, 2017. For an outline of the valuation report, please see section 3 (2) “Matters concerning the calculation” above.

On the other hand, Best Denki has selected Deloitte Tohmatsu Financial Advisory as its third-party calculation agent and has received from it a valuation report on the share exchange ratio dated April 11, 2017. For an outline of the valuation report, please see section 3 (2) “Matters concerning the calculation” above.

Please note that neither Yamada Denki nor Best Denki has received from its third-party calculation agent a fairness opinion that the Share Exchange Ratio is appropriate or fair from a financial point of view.

(ii)	Advice from independent law offices

Yamada Denki has selected Nishimura & Asahi as its legal advisor and has received legal advice from it regarding the methods, processes, etc. for decision making by the board of directors, including the procedures for the Share Exchange.

Nishimura & Asahi is independent from Yamada Denki and Best Denki and has no significant interest in either of them.

On the other hand, Best Denki has selected Kasumigaseki Partners Law Office as its legal advisor and has received legal advice from it regarding the methods, processes, etc. for decision making by the board of directors, including the procedures for the Share Exchange.

Kasumigaseki Partners Law Office is independent from Yamada Denki and Best Denki and has no significant interest in either of them.

(5)	Measures to avoid conflicts of interest

Since Yamada Denki is already Best Denki’s parent company holding 52.03% of the total issued shares of Best Denki (as of February 28, 2017), Best Denki has taken the following measures to avoid a conflict of interest.

(i)	Receipt of a report from the Third-Party Committee that has no interest in Best Denki

In order to prevent the Share Exchange from being conducted under terms and conditions that are disadvantageous to minor shareholders of Best Denki, on February 15, 2017 Best Denki established a third-party committee (the “Third-Party Committee”) consisting of three members, namely, Mr. Masato Kobayashi (an attorney-at-law at City-Yuwa Partners), Mr. Mikio Koyano (a certified public accountant at Koyano Certified Public Accounting Office), and Mr. Takashi Matsuzaki (Best Denki’s Outside Corporate Auditor and Independent Director), who are independent outside experts who have no interest in Best Denki or its controlling shareholder Yamada Denki. In considering the Share Exchange, Best Denki sought advice from the Third-Party Committee on: (a) the legitimacy and reasonableness of the purpose of the Share Exchange (including whether or not the Share Exchange would contribute to the improvement of Best Denki’s corporate value); (b) the fairness of the terms and conditions of the Share Exchange (including the appropriateness of the share exchange ratio); (c) the procedural fairness of the negotiation process for the Share Exchange; and (d) whether or not the Share Exchange is disadvantageous to minor shareholders of Best Denki.

The Third-Party Committee carefully considered the above questions by, among others, meeting a total of 6 times during the period from February 27, 2017 to April 6, 2017, collecting information, and holding discussions whenever necessary. While considering the questions, the Third-Party Committee had been informed by Best Denki of the purpose and background of the Share Exchange, details of the corporate value of Best Denki, the progress of negotiations on, and the process of determination of, the terms and conditions of the Share Exchange, including the share exchange ratio, and had also received from Deloitte Tohmatsu Financial Advisory an explanation on the valuation of the share exchange ratio in the Share Exchange. In addition, the Third-Party Committee had received from Kasumigaseki Partners Law Office, the legal advisor of Best Denki, an explanation of the methods, processes, etc. for Best Denki’s board of directors to make decisions on the Share Exchange. Under these circumstances and based on these explanations, calculation results, and other materials for discussion, the Third-Party Committee submitted to the board of directors of Best Denki a report dated April 11, 2017 to the effect that the purpose of the Share Exchange is legitimate and reasonable, that the terms and conditions of the Share Exchange are fair, that the process of negotiations on the Share Exchange is fair, and that it is not disadvantageous for minor shareholders of Best Denki to conduct the Share Exchange by the resolution of Best Denki’s board of directors.

(ii)	Approval of all directors of Best Denki who have no conflict of interest and non-objection opinion of all corporate auditors of Best Denki who have no conflict of interest

Of the directors of Best Denki, Mr. Jun Okamoto, Mr. Hitoshi Arai, and Mr. Tatsuya Kusamura serve concurrently as directors of Yamada Denki and, in order to avoid a conflict of interest, did not participate in the deliberation or vote on the Share Exchange at Best Denki’s board of directors meeting or participate in the deliberation or negotiations on the Share Exchange on behalf of Best Denki.

Of the directors of Best Denki, Mr. Shouji Orita serves concurrently as the Representative Director of Kyushu TeccLand Co., Ltd., a subsidiary of Yamada Denki and had also served as a director of Yamada Denki until August 2016 and, in order to avoid conflict of interest, did not participate in the deliberation or vote on the Share Exchange at Best Denki’s board of directors meeting or participate in the deliberation or negotiations on the Share Exchange on behalf of Best Denki.

Furthermore, of the corporate auditors of Best Denki, Mr. Makoto Igarashi serves concurrently as a corporate auditor of Yamada Denki and, in order to avoid conflict of interest, did not participate in the deliberation on the Share Exchange at Best Denki’s board of directors meeting and expressed no opinion.

All five out of the nine Directors of Best Denki, excluding Mr. Jun Okamoto, Mr. Hitoshi Arai, Mr. Tatsuya Kusamura, and Mr. Shouji Orita, unanimously voted for and approved the proposal for the Share Exchange submitted to the board of directors of Best Denki. Three out of the four corporate auditors of Best Denki, excluding Mr. Makoto Igarashi, attended the deliberation of such proposal where all three Corporate Auditors expressed an opinion that they had no objection to the implementation of the Share Exchange.

4.	Outline of the Parties to the Share Exchange

	Wholly owning parent company in share exchange		Wholly owned subsidiary company in share exchange
(1) Name	Yamada Denki Co., Ltd.		Best Denki Co., Ltd.
(2) Address	1-1, Sakae-cho, Takasaki-shi, Gunma		2-33 Chiyo 6-chome, Hakata-ku, Fukuoka City, Fukuoka
(3) Title & name of representative	Mitsumasa Kuwano, President-Director, Representative Director and COO		Koji Ono, President, Representative Director
(4) Business areas	Retail sale of home appliances		Sale of home appliances
(5) Stated capital	71,058 million yen (as of December 31, 2016)		37,892 million yen (as of February 28, 2017)
(6) Date of incorporation	June 1, 1978		September 3, 1953
(7) Number of issued shares	966,489,740 shares (as of December 31, 2016)		170,580,330 shares (as of February 28, 2017)
(8) Fiscal Year End	March 31		Last day of February
(9) Workforce	(Consolidated) 19,183 persons (as of March 31, 2016)		(Consolidated) 3,171 persons (as of February 28, 2017)
(10) Main customers	Panasonic Consumer Marketing Co., Ltd., Hitachi Consumer Marketing, Inc., Sharp Electronics Marketing Corporation, Toshiba Consumer Marketing Corporation, Mitsubishi Electric Life Network Corp.		Yamada Denki Co., Ltd.
(11) Main financing banks	Mizuho Bank, Ltd., Sumitomo Mitsui Banking Corporation, The Bank of Tokyo-Mitsubishi UFJ, Ltd., The Towa Bank, Ltd., The Gunma Bank, Ltd., The Hachijuni Bank, Ltd., The Hokuetsu Bank, Ltd.		The Nishi-Nippon City Bank, Ltd., Mizuho Bank, Ltd., The Bank of Tokyo-Mitsubishi UFJ, Ltd., Sumitomo Mitsui Banking Corporation, Sumitomo Mitsui Trust Bank, Limited
(12) Major shareholders and their shareholding ratios	Tec Planning Co., Ltd.	6.75%	Yamada Denki Co., Ltd.	52.03%
	SoftBank Group Corp.	4.99%	BICCAMERA INC.	7.96%
	Japan Trustee Services Bank, Ltd. (account in trust)	4.62%	Japan Trustee Services Bank, Ltd. (account in trust)	5.01%
	GOLDMAN SACHS INTERNATIONAL (standing proxy, Goldman Sachs Japan Co., Ltd.)	4.57%	The Nishi-Nippon City Bank, Ltd.	2.23%

	Wholly owning parent company in share exchange			Wholly owned subsidiary company in share exchange
	Royal Bank of Canada Trust Company (Cayman) Limited (standing proxy, The Tachibana Securities Co., Ltd.)		3.50%	GOLDMAN SACHS INTERNATIONAL (standing proxy, Goldman Sachs Japan Co., Ltd.)		1.39%
	Bank of New York GCM Client Accounts JPRD ISG (FE-AC) (standing proxy, The Bank of Tokyo-Mitsubishi UFJ, Ltd.)		3.28%	Nippon Life Insurance Company		1.36%
	The Master Trust Bank of Japan, Ltd. (account in trust)		3.19%	Best Denki Employee Shareholding Association		0.96%
	Noboru Yamada		2.53%	Aioi Nissay Dowa Insurance Co., Ltd.		0.87%
	The Gunma Bank, Ltd.		1.80%	Nomura Securities Co., Ltd.		0.86%
	Mizuho Bank, Ltd.		1.59%	The Bank of Saga Ltd.		0.77%
	(as of September 30, 2016)			(as of August 31, 2016)
(13) Relationship of parties
Capital relationship	As of today, Yamada Denki is the parent company of Best Denki, holding 52.03% of the total number of issued shares of Best Denki.
Personnel relationship	Three directors and one corporate auditor of Yamada Denki have been assigned as directors and a corporate auditor, respectively, of Best Denki. Yamada Denki has accepted 118 secondees from Best Denki.
Business relationship	Best Denki purchases products from Yamada Denki and sells them. Best Denki has borrowed long-term funds from Yamada Denki.
Related parties	Best Denki is a consolidated subsidiary company of Yamada Denki, which makes the two companies parties related to one another.
(14) Business performance and financial standing for the last 3 years
Fiscal year (FY)	Yamada Denki (consolidated)			Best Denki (consolidated)
	FY ended March 31, 2014	FY ended March 31, 2015	FY ended March 31, 2016	FY ended February 28, 2015	FY ended February 29, 2016	FY ended February 28, 2017
Consolidated net assets	553,354	509,397	557,722	45,441	42,620	46,998
Consolidated total assets	1,196,288	1,122,407	1,146,722	105,266	97,320	93,666
Consolidated net assets per share (in yen)	592.17	643.03	666.03	257.85	249.96	275.69
Consolidated sales	1,893,971	1,664,370	1,612,735	175,114	170,512	159,524
Consolidated operating profit	34,265	19,918	58,158	691	2,071	3,080
Consolidated current profit	50,187	35,537	62,734	1,950	2,590	3,700
Current net profit attributable to parent company shareholders	18,666	9,340	30,395	1,636	1,694	3,845
Consolidated current net profit per share (in yen)	20.21	11.73	38.22	9.61	9.95	22.58
Dividend per share (in yen)	6.00	6.00	12.00	1.00	1.00	1.00

(In millions of yen, unless otherwise specified)

5. Situation after the Share Exchange

Wholly owning parent company in share exchange
(1) Name	Yamada Denki Co., Ltd.
(2) Address	1-1, Sakae-cho, Takasaki-shi, Gunma
(3) Title & name of representative	Mitsumasa Kuwano, President-Director, Representative Director and COO
(4) Business areas	Retail sale of home appliances
(5) Stated capital	71,058 million yen
(6) Fiscal Year End	March 31
(7) Net assets	Not yet determined at present.
(8) Total assets	Not yet determined at present.

6. Outline of accounting treatment

The Share Exchange is expected to constitute a transaction under common control.

7. Future prospects

Since Best Denki is already a consolidated subsidiary company of Yamada Denki, the impact of the Share Exchange on Yamada Denki’s and Best Denki’s respective performances is expected to be minor.

8. Handling of the shareholder special benefit plan

Best Denki has provided a shareholder special benefit plan to shareholders who hold shares constituting one or more units and who are entered or recorded in the register of shareholders as of the last day of February.

As the Best Denki Shares will be delisted upon consummation of the Share Exchange, Best Denki has decided to terminate the shareholder special benefit plan.

This does not affect in any way the shareholder special benefits whose record date is the last day of February 2017. Eligible shareholders will receive, as scheduled, the amount of special benefit during the last ten days of May 2017 and will be entitled to use the same until May 31, 2018. Therefore, Best Denki intends to terminate the shareholder special benefit plan as of May 31, 2018.

9. Matters concerning a Transaction with a Controlling Shareholder

(1)	Whether or not the Share Exchange constitutes a transaction with a controlling shareholder; and compliance with the policy to implement measures to protect minor shareholders

Since Yamada Denki is already Best Denki’s parent company holding 52.03% of the total issued shares of Best Denki (as of February 28, 2017), the Share Exchange constitutes a transaction by Best Denki with its controlling shareholder.

In the “Corporate Governance Report” disclosed by Best Denki on November 2, 2016, the “policy to implement measures to protect minor shareholders when conducting a transaction with a controlling shareholder” states as follows:

“While the management policy of Yamada Denki as our controlling shareholder may have an impact on our business activities or business decisions, the business alliance agreement that we have concluded with Yamada Denki provides for both companies’ to mutually respect each other’s status as a listed company with social responsibility, ensures the fairness of transactions with our parent company, and takes fair and appropriate measures to prevent our minor shareholders from suffering disadvantages.”

In the course of considering the Share Exchange, Best Denki has taken measures to ensure its fairness and to avoid conflict of interest as described in section 3 (4) “Measures to ensure fairness” and section 3 (5) “Measures to avoid conflicts of interest” above, respectively, and believes that these measures conform to the statements made in the “Report on Corporate Governance.”

(2)	Matters concerning measures to ensure fairness and those to avoid conflicts of interest

As described above in (1) “Whether or not the Share Exchange constitutes a transaction with a controlling shareholder; and compliance with the policy for measures to protect minor shareholders,” the Share Exchange constitutes a transaction by Best Denki with its controlling shareholder. Best Denki thus concluded that measures to ensure fairness and those to avoid conflicts of interest were necessary and, at its board of directors meetings, carefully deliberated and considered the terms and conditions of the Share Exchange and, furthermore, ensured fairness and avoided conflicts of interest by taking the measures described in section 3 (4) “Measures to ensure fairness” and section 3 (5) “Measures to avoid conflicts of interest” above, respectively, before making a decision.

(3)	Outline of opinion obtained from persons who have no interest in the controlling shareholder that the transaction is not disadvantageous to minor shareholders

As described above in section 3 (5) “Measures to avoid conflicts of interest,” Best Denki established a Third-Party Committee to prevent the Share Exchange from being conducted under terms and conditions that are disadvantageous to minor shareholders of Best Denki.

In considering the Share Exchange, Best Denki sought advice from the Third-Party Committee on: (a) the legitimacy and reasonableness of the purpose of the Share Exchange (including whether or not the Share Exchange would contribute to the improvement of Best Denki’s corporate value); (b) the fairness of the terms and conditions of the Share Exchange (including the appropriateness of the share exchange ratio); (c) the procedural fairness of the negotiation process for the Share Exchange; and (d) whether or not the Share Exchange is disadvantageous to minor shareholders of Best Denki.

As a result, Best Denki has received from the Third-Party Committee a report dated April 11, 2017 to the effect that: as for question (a) above, the purpose of the Share Exchange is found to be fair and reasonable, since Best Denki’s conclusion is sufficiently reasonable that Best Denki’s and the Yamada Denki Group’s corporate value is expected to improve owing to various effects of the Share Exchange, and since Best Denki’s conclusion is not considered particularly unreasonable in that minor shareholders of Best Denki will be able to receive benefits from the aforementioned improvement of the corporate value by becoming shareholders of Yamada Denki; as for question (b) above, the fairness of the terms and conditions of the Share Exchange has been ensured since conventional valuation methods were used to calculate the Share Exchange Ratio and no arbitrary numerical manipulations, unreasonable calculation bases, etc. have been identified, and since the Share Exchange Ratio was determined through sincere and ongoing negotiations between Best Denki and Yamada Denki; as for question (c) above, full consideration is found to have been given to the interests of minor shareholders of Best Denki through fair procedures, since specific measures are considered to have been taken, in the course of handling and considering the Share Exchange and Yamada Denki’s acquisition of 100% ownership of Best Denki thereby, to ensure the fairness of the terms and conditions of the Share Exchange, particularly the exchange ratio, and to ensure objectivity towards ensuring the fairness of the terms and conditions of exchange and the exchange ratio, to avoid arbitrariness in the decision-making process, and to ensure appropriate opportunities for shareholders of Best Denki to make decisions; and as for question (d) above, it is not disadvantageous for minor shareholders of Best Denki to allow Best Denki’s board of directors to pass a resolution to conduct the Share Exchange, if the results of discussions of questions (a) through (c) above are comprehensively taken into account.

(Reference) Current consolidated performance projection and actual results of the previous term)

Yamada Denki (current consolidated performance projection represents that published on February 2, 2017)

(In millions of yen)

	Consolidated sales	Consolidated operating profit	Consolidated current profit	Current net profit attributable to parent company shareholders
Current performance projection (FY ended March 31, 2017)	1,633,000	71,400	80,000	42,500
Actual results of previous term (FY ended March 31, 2016)	1,612,735	58,158	62,734	30,395

Best Denki

(In millions of yen)

	Consolidated sales	Consolidated operating profit	Consolidated current profit	Current net profit attributable to parent company shareholders
Actual results of previous term (FY ended February 28, 2017)	159,524	3,080	3,700	3,845

(Note)	A performance projection for the FY ending February 28, 2018 has not been announced since Best Denki Shares will be delisted on June 28, 2017.